Exhibit 4.11

Option Grant Letter Agreement

Re: Grant of Options – Independent Directors Share Option Plan 2007

Dear: [________]

        Tower Semiconductor Ltd. (the “Company”) is pleased to grant you options (“Options”) to purchase up to one hundred and fifty thousand (xxx) Ordinary Shares, nominal value NIS 1.00 each, of the Company (the “Shares”), pursuant to the Independent Directors Share Option Plan 2007 of the Company (the “Plan”), as of [ ] (the “Date of Grant”). Capitalized terms not defined in this letter agreement (this “Option Agreement”) shall have the meaning ascribed to them in the Plan.

        The grant and issuance of Options pursuant to this Option Agreement is subject to the receipt of all the approvals required under Section 102 of the Income Tax Ordinance (“Section 102”). The Options will therefore be issued to the Trustee. The Options are granted as 102 Capital Gains Track Options.

        The exercise price of each Option shall be $[ ] (but no less than the nominal value per Share). The terms and conditions set forth in this Option Agreement are subject to and supplemented by the terms and conditions set forth in the Plan, a copy of which is attached hereto. You are urged to review the Plan and shall be deemed to be fully aware of all the terms and conditions governing the Options set forth in the Plan. By your signature below, you agree to be bound by the terms and conditions of the Plan. Notwithstanding the above, in the event of any contradiction between the terms of this Option Agreement and the terms of the Plan, the terms of this Option Agreement shall prevail.

        The Options granted pursuant to this Option Agreement will be issued once you sign and return to the Company: (I) this Option Agreement, (II) the attached Declaration, and (III) any other form which is required under Section 102 and which will be provided to you by the Company.

        The issuance of the Options is subject to the main terms and conditions set out below. Other terms and conditions of the Options are set out in the Plan.

1.	Issuance of Options.

The Options are hereby issued to the Trustee for your benefit, subject to the terms and conditions hereunder.

The Options will not be listed on any stock exchange and are not transferable (except to your legal heirs or estate).

2.	Vesting; Period of Exercise.

2.1	Vesting Schedule. Subject to the terms and conditions of the Plan and this Option Agreement, the Options granted pursuant to this Option Agreement shall become exercisable (vest) over a period of three (3) years in accordance with the following vesting schedule:

(a) one third (1/3) of the Options shall vest on the twelve (12) month anniversary of the Date of Grant (the “First Vesting Date”); and thereafter

(b) one twenty-fourth (1/24) of the Options shall vest on a monthly basis until fully vested.

In the event of any fractions, the number of Options that vest shall be rounded down to the nearest whole number and on the last vesting date the aggregate of all such fractions shall also vest, provided that the total number of Options that vest pursuant to this Option Agreement does not exceed the maximum number of Options granted pursuant to this Option Agreement.

2.2	The above Options will vest, and subject to the terms hereof, become exercisable, only if on the date of vesting you serve as member of the Board of Directors of the Company (the “Board”).

2.3	Other than as set forth in applicable law and subject to the terms hereof, vested Options may be exercised in whole or in part, at any time within a period of ten (10) years from the First Vesting Date (the “Exercise Period”). Any Option not exercised within the Exercise Period shall lapse and become void and unexercisable.

2.4	The Company will come to an agreement with you as to how to value the Ordinary Shares of the Company in the event that they are not publicly traded at the time of an Option exercise.

2.5	Upon resignation or removal from the Board or failure to be reelected by the shareholders of the Company to the Board subsequent to the Date of Grant, the Options will be treated as follows:

(i) Upon resignation or removal (other than for Cause) from the Board or failure to be reelected by the shareholders of the Company to the Board: (a) any vested Options shall expire and become unexercisable two (2) years from such date; and (b) any unvested Options shall immediately expire.

(ii) Upon removal from the Board for Cause, all vested and unvested Options shall immediately expire.

2.6	The procedure for exercise of the Options will be provided to you by the Company upon request or can be obtained at www.tamirfishman.com or by telephone: +972-3-6849282 or by email: sop@tamfish.com. The Company may change the procedure for exercise of the Options at its discretion. The Company will notify you of any changes in the procedure.

2.7	There shall be no restrictions on the resale of Shares by you, except as imposed by applicable laws, including applicable securities laws.

3.	Notices.

Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, sent by facsimile transmission, electronic mail or certified, registered or express mail, postage prepaid. Any such notice shall be deemed given when so delivered personally, sent by facsimile transmission or electronic mail or, if mailed, three days after the date of deposit in the Israeli mail,

(a)	If to you, at your address, fax number or e-mail listed beneath your signature below;

(b)	If to the Company: Human Resources Department, Tower Semiconductor, P.O. Box 619, Migdal Ha’emek, Israel;

(c)	If with respect to Option exercise procedures: www.tamirfishman.com or Tel: +972-3-6849282 Fax: +972-3-6853773 Email: sop@tamfish.com

4.	No Waiver.

The delay or failure on the part of any party hereto to insist, in any one instance or more, upon strict performance of any of the terms or conditions of this Option Agreement, or to exercise any right or privilege herein conferred shall not be construed as a waiver of any such terms, conditions, rights or privileges but the same shall continue and remain in full force and effect.

5.	Governing Law; Jurisdiction.

This Option Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Israel. The District Court in Tel Aviv shall have exclusive jurisdiction to settle any disputes that may arise out of or in connection with this Option Agreement and that, accordingly, any suit, action or proceeding arising out of or in connection with this Option Agreement may be brought in such court.

6.	Effectiveness.

The terms and conditions of this Option Agreement shall be subject to and contingent upon the approval of the shareholders of the Company and no Option may be exercised until such time as the approval by the Company’s shareholders shall have been received.

Sincerely, Tower Semiconductor Ltd.

Name of Grantee: ___________________                                       Date: ______________

Grantee signature: _____________________

Grantee Israeli Identity Number: _________________

Grantee address, fax number: ____________

Fax: ______________ Email: __________________

Grantee Declaration

1.     I, the undersigned, confirm that the contents of this Option Agreement, dated [__________] are acceptable and agreed to by me.

2.     Any tax consequences arising from (i) the grant or exercise of any Option, (ii) the issuance of Shares and payment therefor, (iii) the sale, transfer or exchange of Shares, or (iv) any other event or act of mine or of the Company hereunder, and any commissions and other expenses related thereto, shall be borne solely by me. The Company, any of its subsidiaries and/or the Trustee may withhold any taxes, expenses and commissions as required. I agree to indemnify the Company, any of its subsidiaries and/or the Trustee and hold them harmless from and against any and all liability for any such tax consequences, commissions, expenses or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to me.

3.     I acknowledge and agree that in the event the Company issues securities as bonus shares or performs a share split or a similar dissolution, such bonus shares or other similar rights on the shares granted to me pursuant to this Option Agreement, shall be transferred by the Company to the Trustee, and the terms and provisions of the Ordinance and the Rules (as such terms are defined below) shall apply to the bonus shares and/or other similar rights, as shall the Trustee’s undertakings under the Agreement between the Trustee and the Company, as amended from time to time (the “Trust Agreement”).

4.     Without derogating from the former provisions, I acknowledge that the ultimate liability for income tax, social insurance or other tax-related withholding in connection with this grant or its exercise is my responsibility. I specifically acknowledge that any and all applicable laws and regulations in Israel pertaining to the granting of options including but not limited to the provisions set forth in Section 102 of the Income Tax Ordinance [New Version] – 1961 (the “Ordinance”) and any rules promulgated thereunder including any amendment thereto, any interpretation published by the Israeli tax authorities in their official guidelines and any judicial interpretation of the Israeli courts, shall each apply with respect to my Options and may affect the terms of my Options. Any exercise of an Option and sale of Shares, which deviates from the rules set forth in Section 102 of the Ordinance or in regulations promulgated thereunder may result in adverse tax consequences for me. I further acknowledge that each of the Company, brokers effecting transactions relating to my Options and the Trustee is under no obligation to inform me as to whether a particular transaction I may consider effecting complies with the provisions of Section 102 of the Ordinance or the rules promulgated thereunder. I further acknowledge that the Company has not, nor does it intend to, provide tax advice with respect to the tax ramifications of an Option grant under the laws of any jurisdiction, including Section 102 of the Ordinance or any rules promulgated thereunder, and that I am urged to seek my own personal tax advice.

5.     Appointment of a Trustee. I acknowledge that the Trustee has been appointed to administer my Options in accordance with Section 102 of the Ordinance and the Income Tax Rules (Tax Benefits Regarding the Grant of Options to Employees), 2003 (the “Rules”) and pursuant the Trust Agreement. In accordance with the terms of this Option Agreement and the Trust Agreement, the Company and/or the Trustee are responsible, among other things, to: (a) withhold and pay any applicable taxes owed to the tax authorities in Israel in connection with my Options, including as a result of an exercise of my Options and sale of the Shares by me, prior to releasing any funds owed to me, (b) provide the tax authorities in Israel with an annual report in accordance with the Rules, and (c) provide the Israeli tax authorities with a report regarding the grant of Options under the Plan, within ninety (90) days from the Grant Date in accordance with the Rules. Any fees associated with the exercise of my Options, including as may be specified in the Trust Agreement, will be borne solely by me. In accordance with the approval granted by the Israel tax authorities in connection with the Plan, certain of the functions related to the administration of my Options may be performed by the Company.

6.     Required Holding Period. In accepting this grant, I acknowledge that unless otherwise permitted by the Israeli tax authorities, the Rules as of the Date of Grant, prohibit me from selling my Shares during a period of twenty-four months from the date the grant took place as my Options are subject to the “capital gains track” as set forth in Section 102(b)(2) of the Ordinance (the “Required Holding Period” and “Capital Gains Track”, respectively). Notwithstanding the above, if I elect to sell my Shares during the Required Holding Period, I hereby acknowledge that the sale of the Shares will be taxed in accordance with the relevant provisions of Section 102 of the Ordinance and the Rules regarding a breach of the terms of the Required Holding Period. For the avoidance of doubt, a sale of the Shares during the Required Holding Period will forfeit my right to receive the tax benefits of the Capital Gains Track and the income derived from the exercise of the Options and the sale of the Shares will be taxed as ordinary income (and not at the reduced capital gains tax rate, if applicable) and will be generally subject to National Insurance and Health Tax.

7.     I am aware that: (i) the Company intends to issue additional shares and options in the future to various entities and individuals, as the Company, in its sole discretion, shall determine; and (ii) the Company may increase its share capital by new securities in such amount as it finds expedient; and I hereby waive any claim I might or may have regarding such issuance or increase other than any claim or right I may have pursuant to any written agreement between myself and the Company.

8.     I am aware that pursuant to Section 102(b)(3) of the Ordinance if my Options are issued with an exercise price lower than the average closing price of the Company’s shares on the 30 (thirty) trading days preceding the issuance of the Options, a part of any benefit ultimately derived from the exercise of the Options and the sale of the Shares, generally up to the amount equivalent to the difference between these prices, will be taxed as ordinary income and not at the reduced capital gains tax rate and generally will be subject to National Insurance and Health Tax.

9.     Transfer of Information. I hereby consent to the transfer of information that the Company is required to report to the tax authorities and to the Trustee relating to the Options in accordance with the provisions of Section 102 of the Ordinance and the Rules.

Name of Grantee: _______________	Signature: ___________

ID Number: ____________	Date: ____________